February 3, 2010	Activision Blizzard, Inc. 3100 Ocean Park Boulevard Santa Monica, CA 90405
Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated January 28, 2010, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comment as set forth below.  Our response is numbered to correspond to the numbered comment in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and our response below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

1.                                       In telephone calls with us, you have indicated that the Burning Crusade Expansion Pack deliverable is software included on a CD (the “Expansion Pack Software”). In order to help us understand why you believe immediate recognition of the consideration paid for the Expansion Pack Software is appropriate, please address the following:

a.               Please analyze the Expansion Pack Software in the context of EITF 00-3. In our telephone calls, you have indicated that the customer’s access to the functionality of the Expansion Pack Software is dependent on proprietary software hosted on Activision’s computer servers. That is, it is not feasible for the customer to either run the Expansion Pack Software on its own hardware or contract with another party unrelated to Activision to host the Expansion Pack Software.  In these circumstances, and as part of your analysis, please help us understand why the sale of the Expansion Pack Software is not considered a service arrangement, in accordance with EITF 00-3, paragraph 5, for which revenue should be deferred and recognized over the period Activision provides such service.

b.              Please analyze the Expansion Pack Software in the context of SOP 97-2 if, in response to a. above, you conclude that the Expansion Pack Software is not a service arrangement.  Please address, but do not limit your analysis to, paragraph 13, which states in part, “… the delivery of an element is considered not to have occurred if there are undelivered elements that are essential to the functionality of the delivered element, because the customer would not have full use of the delivered element.”

c.               If you do not believe the Expansion Pack Software is subject to SOP 97-2 pursuant to your discussion of point b above, and you do not believe it represents an integral component of a hosted service pursuant to EITF 00-3, please identify and describe what you consider the Expansion Pack deliverable to be.  Please describe how you considered the guidance in SAB Topic 13.A.3.f  in determining when delivery has occurred and the earnings process has culminated for the sale of the Expansion Pack Software.  In this regard, we note in your response letter dated November 19, 2009 that you “…believe that evaluating the interdependent nature of functionality of a product is an important factor when considering the deliverables in a multiple element arrangement, and the delivery criterion and the earnings process for separate units of accounting.”  You further state,  “[t]he subscriber can use the expansion pack software for its intended purpose only by continuing their subscription over an extended period to complete the additional levels of the game.”  Please help us understand why immediate recognition is appropriate when as you indicate the customer’s ability to use the Expansion Pack Software can only occur through Activision’s direct and continuous involvement.

d.              Please analyze for us why you believe no portion of the one-time upfront $40 fee paid for the Burning Crusade expansion pack was required to be deferred given the Company’s practice of providing when-and-if-available upgrades and enhancements that specifically benefit hosted Burning Crusade expansion pack subscribers but do not benefit other subscribers.  Please note that we are unable to reconcile with the transaction economics the suggestion made in our most recent telephone call that consideration for when-and-if-available deliverables for expansion pack gaming levels, such as levels 61-70 for the Burning Crusade expansion pack, can be considered included in the preexisting $15 monthly subscription fee.  We understand that a base subscriber pays $15 per month for both access to hosted game levels 1-60 and when-and-if-available deliverables related to hosted game levels 1-60.  We also understand that a Burning Crusade expansion pack subscriber pays a one-time upfront $40 fee plus the ongoing $15 per month for access to hosted game levels 1-60, when-and-if-available deliverables related to hosted game levels 1-60, hosted expansion pack game levels 61-70, and when-and-if-available deliverables for hosted expansion pack game levels 61-70.  In these circumstances, the transaction economics appear to indicate that the incremental consideration paid by an expansion pack subscriber over the amount paid by a base subscriber for the on-going incremental benefits  of being an Expansion Pack subscriber are embedded in the upfront fee, since no additional monthly fee is charged beyond that paid by a base subscriber.  Namely, any additional consideration for hosting expansion pack game levels 61-70 and providing when-and-if-available deliverables that specifically benefit the hosted expansion pack game levels 61-70 appears to be embedded in the nonrefundable upfront fee for the Expansion Pack itself.  In contrast, your analysis in our most recent telephone call appears to suggest that the incremental value associated with the ongoing hosting of levels 61-70 and delivery of upgrades and enhancements related to those additional levels is zero, which does not seem consistent with the economics as described.

RESPONSE:

Prior to responding to the Staff’s remaining individual questions, we believe it would be useful to summarize again the Company’s position relative to its prior historical accounting for the Expansion Pack.  In doing so, the Company recognizes that reasonable accounting professionals exercising professional judgment may have alternative views on the approach previously used by the Company.  In fact, the Company’s election to change accounting principles to its current approach was driven by many of the same points discussed with members of the Staff during our recent conference calls, and in prior responses to the Staff’s letters.  Notwithstanding those points, however, the Company strongly believes that its prior accounting principle fully conformed to existing U.S. generally accepted accounting principles (US GAAP).  While reasonable accounting professionals may debate the merits of the accounting models provided under US GAAP, a conclusion that the Company’s prior accounting was in error would require a conclusion that insufficient support existed for the Company’s approach.  Simply put, the Company does not believe that to be the case.

To summarize the arrangement, players of Burning Crusade (Level 61-70) are required to purchase (a) the boxed product of Burning Crusade (the Expansion Pack software), and (b) the monthly subscription to World of Warcraft (“WoW”).  When purchasing the Expansion Pack software, the purchaser recognizes that the monthly subscription and an internet connection are required to play the game.  This is stated on the Burning Crusade package:  “Requires subscription to play.  Internet connection required. Additional online fees and subscription fees may apply, and player is responsible for all applicable internet and subscription fees.”

The Company’s prior historical accounting for the Expansion Pack can be summarized as follows:

1)              The Expansion Pack is a separate software product element delivered at the time the customer purchases it.

2)              The Expansion Pack has stand alone value, as defined within applicable US GAAP.

3)              The Company has vendor specific objective evidence of fair value for the remaining subscription deliverables, if any, that exist at the time of sale of the Expansion Pack.

4)              As a result, upon sale of the Expansion Pack, the Company has met the criteria for revenue recognition under US GAAP.

The Expansion Pack constitutes software that must be loaded on a player’s computer.  By loading the software on the player’s computer, the computer becomes a device that is enabled to perform the functions necessary to interact with and obtain the benefits of the Company’s hosted on-line play.  The Expansion Pack software is a robust PC software “game client” that is used to access the WoW account and process any request for information from the hosting servers.  The Expansion Pack software resident on a player’s PC is a significant contributor to the functionality of the on-line gaming experience.  Operating the PC at the Burning Crusade Expansion Pack level requires 10GB of hard disk space and 1GB of RAM on the player’s PC, so it is clearly a substantive software product.  In addition, a player with a WoW account at the Burning Crusade Expansion Pack level cannot access on-line play at a computer that does not have the Burning Crusade Expansion Pack software loaded onto the computer.

Once loaded on the player’s PC, the Expansion Pack software provides the “pieces” to play the game — it includes all the data assets needed for the game including art, weapons, armor, characters, and the environment, such as trees, buildings, and weather.  The hosted on-line application software (the game) residing on the Company’s servers processes different statistics (the game play) and passes information to the local PC software game client, which then takes that information and graphically represents it on the player’s monitor.  The graphical representation on a player’s PC screen is based on the information that resides on the player’s computer based on the statistics sent from the hosted server.

Simply stated, the Expansion Pack software is necessary for the player’s computer to become a device enabled to obtain the hosted game service.

Some may argue that the Expansion Pack product software deliverable has no intrinsic value absent the ability to access and use the Company’s hosted on-line application software and that, accordingly, the Expansion Pack cannot have standalone value.  However, the Company notes that many examples of such an outcome currently exist in practice.

Just a few examples include:

1)              Cell phones and cellular service.  In the vast majority of instances, purchasers of cell phones are able to enjoy the functionality of the phone only by purchasing ongoing wireless services from the same vendor.  Further, the ability to use a cell phone to receive service is typically limited to that of the company providing the related cellular service.

2)              Home security equipment and monitoring service.  Like cell phones, in the vast majority of instances, purchasers of home security systems are only able to enjoy the benefits of the home security functionality by purchasing monitoring services from the same vendor.  Further, the ability to use the home security system is typically limited to that of the company providing the related monitoring service.

3)              TV recording devices, for example TiVo.  As stated on TiVo’s website, the TiVo DVR does not function without a paid TiVo service subscription.

In each of these examples, the vendors appear to have concluded that the devices have standalone value, and revenues are recognized upon sale of the device or product that enables the provision of service.  In each of these examples, the device or product has limited or no functionality distinct from the future provision of service.  The Company believes the sale of the Expansion Pack software product, which enables a customer’s device (computer) to allow the customer to receive the provision of service (hosted gaming), is completely analogous to these other fact patterns.

The Company’s Expansion Pack software product is sold by the Company on a standalone basis through major retailers and on-line.   In addition, a robust secondary market exists that evidences resale transactions (this was particularly evident in the period following the initial release of the Burning Crusade Expansion Pack).  As defined in EITF 00-21, one of the criteria for a product to have standalone value for US GAAP purposes is whether “the customer could resell the delivered item on a standalone basis.”  Without question, that is the case for the Company’s Expansion Pack software product.

The Company believes an important distinction in the definition of US GAAP “standalone value” is that it does not revolve around whether there would be value absent the provision of future services where such services are readily available.  If that were the case, none of the examples above would qualify for revenue recognition upon sale of the enabling device.

The on-line hosted gaming is a service provided by the Company.  Irrespective of whether a customer has only purchased the base WoW game or has also incrementally purchased the Expansion Pack, the pricing for the on-line game subscription service is identical at $15 per month for a monthly subscription.  The subscription service allows for on-line play by the customer.  The Company continues to enhance this service through patches, bug fixes and upgrades to the hosted gaming environment.  As clearly stated in the Company’s subscription agreements, all such patches, bug fixes and upgrades are only received through, and paid by, a customer’s ongoing subscription.  Blizzard specifically notes on its FAQ’s to customers that the monthly subscription fee “is used to support the costs associated with the high-quality levels of service, and on-going content creation that go into World of Warcraft.”  Once again, the Company believes this is completely analogous to typical software licenses and related post-contract support (PCS), whereby patches, bug fixes, and upgrades are provided through PCS.

As is well established in the software industry, vendor specific objective evidence (VSOE) of fair value may be demonstrated through substantive renewal rates.  In the Company’s case, every customer pays exactly the same rate for the subscription on a per month basis.  The vast majority of customers are on a month-to-month subscription and are therefore making renewal decisions each month.  Given these facts, the Company firmly believes that it has the requisite facts to support VSOE for its subscription services.

While some may question why the Company does not charge incrementally more for the subscription service for those that have acquired the Expansion Pack, that is a price point decision made by management.  In the end, the fact that the Company can support VSOE depends not on whether it could hypothetically charge more for an Expansion Pack subscription service, but on the fact that it has substantive renewal rates.

Some may also question the economics of the sales price of the Expansion Pack product software deliverable relative to the monthly subscription pricing for the hosted on-line game service.  The Company understands the logic of such questions, but again observes that those exact same issues exist in almost every combination of software license and PCS.  Inherently, whenever the seller of the software license is in essence the only party able to provide PCS, those same issues of relative value exist.  That notwithstanding, as long as VSOE for the PCS can be established, typically through substantive renewal rates, revenue can be recognized upon sale of the software license.  Once again, the Company believes those same provisions would apply to its sale of the Expansion Pack product software and related subscription services.

For the reasons expressed above, the Company firmly believes that its prior historical accounting for the sales of Expansion Packs was an acceptable model under US GAAP.  The Company acknowledges that the prior accounting is not a preferred approach and that some may debate the merits of elements of existing provisions of US GAAP as they relate to revenue recognition.  Given the above analysis, however, the Company strongly believes that there is sufficient basis in US GAAP and analogous practices to support the acceptability of its prior accounting.

****************

Having provided the above summary of the Company’s position relative to its prior historical accounting, we will now individually address the Staff’s questions.

1. a.         Please analyze the Expansion Pack Software in the context of EITF 00-3.  In our telephone calls, you have indicated that the customer’s access to the functionality of the Expansion Pack Software is dependent on proprietary software hosted on Activision’s computer servers. That is, it is not feasible for the customer to either run the Expansion Pack Software on its own hardware or contract with another party unrelated to Activision to host the Expansion Pack Software.  In these circumstances, and as part of your analysis, please help us understand why the sale of the Expansion Pack Software is not considered a service arrangement, in accordance with EITF 00-3, paragraph 5, for which revenue should be deferred and recognized over the period Activision provides such service.

RESPONSE:  In responding to this comment, the Company believes it is important to distinguish the Expansion Pack software from the software resident on the Company’s servers. The Expansion Pack software constitutes a licensed right-to-use software product that must be loaded on a player’s computer.   As described above, by loading this software product on the player’s computer, the computer becomes a device that is enabled to perform the functions necessary to interact with and obtain the benefits of the Company’s hosted on-line play.  The computer becomes a “game client,” which is used to access the hosted service and process any requests for information from the hosting servers.  In essence, the Expansion Pack software is necessary for the player’s computer to become a device enabled to obtain the hosted game service.  As the Expansion Pack software is in fact resident on the player’s computer, is subject to a separate license agreement, and is never hosted by the Company, the Company does not believe that EITF 00-3 is applicable for that element.

The Company acknowledges that it has software resident on its servers of which the customer never obtains the ability to take possession.  This software is necessary for the provision of the on-line hosting gaming environment.  As the customer never has the ability to take possession of this software, the Company believes that EITF 00-3 would require it to view the on-line hosted gaming subscription as a service and not the license of software.

In summary, when considering EITF 00-3, paragraph 5, we conclude that the Expansion Pack software should be considered a sale of software, and that the arrangement of the Expansion Pack software and the hosted service should be accounted for as a multiple-element arrangement with the two elements being the Expansion Pack software and the hosting service.

1. b.         Please analyze the Expansion Pack Software in the context of SOP 97-2 if, in response to a. above, you conclude that the Expansion Pack Software is not a service arrangement.  Please address, but do not limit your analysis to, paragraph 13, which states in part, “… the delivery of an element is considered not to have occurred if there are undelivered elements that are essential to the functionality of the delivered element, because the customer would not have full use of the delivered element.”

RESPONSE: The Company believes the Expansion Pack is a software deliverable within the scope of SOP 97-2.  While it is theoretically possible that a customer could purchase the Expansion Pack without being a subscriber of the hosted on-line gaming, the Company believes that situation is unlikely.  In that unlikely situation, however, there would only be one deliverable, the Expansion Pack, and therefore no impediments would exist for full revenue recognition upon its sale.  In the expected situation, whereby a customer is a subscriber of the hosted on-line gaming, the customer has full and complete ability to use the functionality of the Expansion Pack software upon its purchase.

Under the Company’s previous accounting, the Company’s judgment is that the provisions of paragraph 13 of SOP 97-2 cited by the Staff are not applicable.  The Company acknowledges that one might reasonably argue that the Expansion Pack does not deliver full functionality to the customer absent the ongoing hosted on-line gaming service.  However, it believes that one can also at least as reasonably argue that once installed on the customer’s computer, the promised functionality of the Expansion Pack has in fact been delivered to the customer in that the customer’s computer has become a fully enabled game client now capable of providing access to enhanced features of the game (as detailed in the opening summary).

The Company also notes that it believes the Expansion Pack software deliverable would be subject to SOP 97-2 guidance, while the hosted on-line gaming is a service outside the scope of SOP 97-2.  In either event, however, as previously discussed with the Staff on prior calls, the separation guidance in both SOP 97-2 and EITF 00-21 would permit the use of a residual approach supported by fair value of the ongoing undelivered hosted on-line gaming service.  As described below, the Company believes it can support the fair value of ongoing hosted on-line gaming and therefore is able to separate the Expansion Pack software for revenue recognition purposes.

1.c.          If you do not believe the Expansion Pack Software is subject to SOP 97-2 pursuant to your discussion of point b above, and you do not believe it represents an integral component of a hosted service pursuant to EITF 00-3, please identify and describe what you consider the Expansion Pack deliverable to be.  Please describe how you considered the guidance in SAB Topic 13.A.3.f  in determining when delivery has occurred and the earnings process has culminated for the sale of the Expansion Pack Software.  In this regard, we note in your response letter dated November 19, 2009 that you “…believe that evaluating the interdependent nature of functionality of a product is an important factor when considering the deliverables in a multiple element arrangement, and the delivery criterion and the earnings process for separate units of accounting.”  You further state,  “[t]he subscriber can use the expansion pack software for its intended purpose only by continuing their subscription over an extended period to complete the additional levels of the game.”  Please help us understand why immediate recognition is appropriate when as you indicate the customer’s ability to use the Expansion Pack Software can only occur through Activision’s direct and continuous involvement.

RESPONSE: As described above, we consider the Expansion Pack a licensed right-to-use software product subject to SOP 97-2 and a separate element from the hosted on-line gaming service.  In addition, for the reasons outlined in our opening summary, and in 1.a. above, we believe the Company can properly view the Expansion Pack as a separate deliverable subject to revenue recognition, no different than the sale of any enabling product or device.

1.d. Please analyze for us why you believe no portion of the one-time upfront $40 fee paid for the Burning Crusade expansion pack was required to be deferred given the Company’s practice of providing when-and-if-available upgrades and enhancements that specifically benefit hosted Burning Crusade expansion pack subscribers but do not benefit other subscribers.  Please note that we are unable to reconcile with the transaction economics the suggestion made in our most recent telephone call that consideration for when-and-if-available deliverables for expansion pack gaming levels, such as levels 61-70 for the Burning Crusade expansion pack, can be considered included in the preexisting $15 monthly subscription fee.  We understand that a base subscriber pays $15 per month for both access to hosted game levels 1-60 and when-and-if-available deliverables related to hosted game levels 1-60.  We also understand that a Burning Crusade expansion pack subscriber pays a one-time upfront $40 fee plus the ongoing $15 per month for access to hosted game levels 1-60, when-and-if-available deliverables related to hosted game levels 1-60, hosted expansion pack game levels 61-70, and when-and-if-available deliverables for hosted expansion pack game levels 61-70.  In these circumstances, the transaction economics appear to indicate that the incremental consideration paid by an expansion pack subscriber over the amount paid by a base subscriber for the on-going incremental benefits of being an Expansion Pack subscriber are embedded in the upfront fee, since no additional monthly fee is charged beyond that paid by a base subscriber.  Namely, any additional consideration for hosting expansion pack game levels 61-70 and providing when-and-if-available deliverables that specifically benefit the hosted expansion pack game levels 61-70 appears to be embedded in the nonrefundable upfront fee for the Expansion Pack itself.  In contrast, your analysis in our most recent telephone call appears to suggest that the incremental value associated with the ongoing hosting of levels 61-70 and delivery of upgrades and enhancements related to those additional levels is zero, which does not seem consistent with the economics as described.

RESPONSE:  As noted above and in our calls with the Staff, the purchase of an Expansion Pack does not provide a customer with any rights to patches, bug fixes, or enhancements. Patches, bug fixes, upgrades and the like are provided only through the subscription to the hosted on-line gaming service.  A customer who purchases an Expansion Pack but then allows his or her subscription to terminate the following month will not be eligible to receive any patches, bug fixes, or upgrades, even if the patches, bug fixes, or upgrades relate to aspects of the game that relate to the Expansion Pack.  The Company believes this is entirely analogous to typical software license and PCS arrangements.

While the Company acknowledges the points raised by the Staff around potential perceived value differences for Expansion Pack versus base WoW subscribers, the fact is that the Company has elected to price all subscriptions at the same per month amount.  That the Company could, if it made a different business decision as to pricing, charge different amounts to different subscribers does not properly affect the accounting analysis.  The Company’s consistent pricing practices and its customers’ monthly renewal decisions fully support VSOE of fair value for the subscription services, whether for an Expansion Pack or base WoW owner.  Again, the Company believes there are many analogous fact patterns in typical software license and PCS arrangements, as well as in the analogous sales of enabling devices (e.g. cell phones with a monthly subscription often cost the same for 2G or 3G, etc.) discussed above.  As long as VSOE of fair value can be sustained for PCS or the ongoing service (in the Company’s situation, the hosted on-line gaming service), revenue recognition for the initial license or delivered element is not precluded.

*     *     *

The Company appreciates the Staff’s confirmation as to the preferability and acceptability of its current accounting policy for Expansion Pack software, as conveyed on our call of January 29, 2010.  The Company understands that the Staff continues to consider the acceptability of its prior accounting policy for the Expansion Pack software.  For the reasons articulated above, the Company continues to believe strongly that the prior policy fully conformed to US GAAP and with analogous practice by many other registrants.  In the event the Staff is unable to reach favorable resolution of this matter within a reasonably short timeframe, the Company requests that the views of the Commission’s Chief Accountant be sought and, if necessary, that the Company be given the opportunity to meet with the Chief Accountant.

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 496-5238 or Steve Wereb, our Controller, at (310) 496-5260, or Chris Walther, our Chief Legal Officer, at (310) 255-2059.

Sincerely,

/s/ Thomas Tippl

Thomas Tippl
Chief Financial Officer

cc:                                 Robert A. Kotick, Activision Blizzard, Inc.

Chris B. Walther, Esq., Activision Blizzard, Inc.

Stephen Wereb, Activision Blizzard, Inc.

Alan L. Beller, Esq., Cleary Gottlieb Steen and Hamilton LLP

Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP

Rob Helmholz, PricewaterhouseCoopers LLP

Marian Cavallaro, Ernst & Young LLP